Writer’s Direct Number (212) 756-2497	Writer’s E-mail Address james.nicoll@srz.com

June 6, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:          Mr. Ruairi Regan

Re:                             Cache, Inc.
Registration Statement on Form S-3
Filed April 15, 2013
File No. 333-187929 (the “Registration Statement”)

Dear Mr. Regan:

On behalf of Cache, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 3 to the above-referenced Registration Statement (“Amendment No. 3”). Amendment No. 3 is being filed to fill in the remaining blanks in the Registration Statement.

We respectfully request your prompt review of Amendment No. 3 and we note that we have requested that the Registration Statement be declared effective as of 5:00 p.m., Eastern time, on June 6, 2013. If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call James Nicoll at (212) 756-2497 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ James Nicoll

James Nicoll

cc:                                Margaret J. Feeney, Cache, Inc.

Michael R. Littenberg, Schulte Roth & Zabel LLP